Filed by American Axle & Manufacturing Holdings, Inc.
(Commission File No. 1-14303)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Metaldyne Performance Group Inc.
(Commission File No: 1-36774)

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

Q3 2016 Earnings Call - Acquisition of MPG by American
Axle & Manufacturing Holdings, Inc. Call

Company Participants

•	Jason P. Parsons
•	David C. Dauch
•	Unverified Participant
•	Christopher John May

Other Participants

•	Rod Lache
•	Brian Johnson
•	John Murphy
•	Matthew Stover
•	Joseph Spak
•	Justine Fisher

MANAGEMENT DISCUSSION SECTION
Operator

Good morning. My name is Jack, and I will be your conference facilitator today.  At this time, I would like to welcome everyone to the conference call.  All lines have been placed on mute to prevent any background noise.  After the speakers’ remarks, there will be a question-and-answer period.  [Operator Instructions] Thank you.  As a reminder, today’s call is being recorded.

I would now like to turn the call over to Mr. Jason Parsons, AAM’s Director of Investor Relations.  Please go ahead, Mr. Parsons.

Jason P. Parsons

Thank you, and good morning, everyone.  Thank you for joining the call on such short notice to discuss AAM’s acquisition of Metaldyne Performance Group, MPG.  As well as an overview of third quarter 2016 earnings and other business developments in the quarter for both companies.  With me on the call today, our AAM’s Chairman and CEO, David Dauch; AAM’s President, Mike Simonte; AAM’s Vice President and Chief Financial Officer, Chris May; and MPG’s Chief Executive Officer, George Thanopoulos; and MPG’s Chief Financial Officer, Mark Blaufuss.

Earlier this morning, we issued a joint press release announcing that AAM has entered into a definitive agreement to purchase MPG.  You can access this release on the website of each company at www.aam.com or www.mpgdriven.com or through the PR Newswire services.  The investor presentation related to this transaction and reference on this call can be found in the Investor Relations section of the AAM website.

In addition, each company issued separate press releases today announcing financial results for the third quarter of 2016.  You can also find these releases and related third quarter 2016 investor presentation on the Investor Relations section of the respective website of each company.  To listen to a replay of this call, you can dial 1-855-859-2056, reservation number of 12791647.  This replay will be available beginning at 1:00 PM today, through 11:59 PM Eastern Time on Thursday, November 10.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

Before we begin, I would like to remind everyone that the matters discussed in this call may contain comments and forward-looking statements that are subject to risks and uncertainties, which cannot be predicted or quantified, and which may cause future activities and results of operations to differ materially from those discussed.  For additional information, please reference slide 2 of our investor presentation on the acquisition of MPG or the joint press release that was filed with the Securities and Exchange Commission related to this transaction.

Also, during this call, we may refer to certain non-GAAP financial measures.  Information regarding these non-GAAP measures as well as a reconciliation of these non-GAAP measures to GAAP financial information is available in the presentation and on our website.

Today’s call is not intended and does not constitute an offer to sell or a solicitation of an offer to subscribe for or buy securities of AAM or MPG.  The subject matter of today’s call will be addressed in a joint proxy statement and prospectus that will be filed with the SEC.  Investors should read this information in its entirety when it becomes available.  Information regarding the participant in the proxy solicitation is contained in each company’s annual proxy materials filed with the SEC.

With that, let me turn things over to AAM’s Chairman and CEO, David Dauch.

David C. Dauch

Thank you, Jason, and good morning to everyone.  Today, I am excited to announce that AAM and MPG have entered into a definitive agreement, under which AAM will acquire all outstanding shares of MPG.

We’ve highlighted several of the most compelling reasons for this strategic acquisition on page 3 of the slide that the Jason referred to.  AAM and MPG have worked together for years in a positive customer-supplier relationship with a common commitment to quality, operational excellence and technology leadership.

As the combined entity, we are bringing together two complementary Tier-1 organizations to create a premier global manufacturer of world class component, modules and sub-systems across multiple engine, transmission and driveline application.

We will become a stronger, well-diversified leader in advanced powertrain, drivetrain and driveline technologies that will span over 90 locations worldwide.  From an AAM perspective, this combination accelerates our profitable growth and diversification objectives, while significantly reducing product, customer and end market concentrations existing in our business today.

More specifically, the combined entity will be less reliant on [indiscernible] of the customer and the North American light truck and SUV segment as a key end market, while increasing our global footprint, most notably in Europe.

While we highly value our customer relationships and program awards that we enjoy today, it cannot be denied that improving AAM’s business diversification is good for all of our key stakeholders.

The addition of the MPG’s expertise in powertrain technologies, meaningfully expands our product portfolio into critical engine and transmission applications that are key to advancing power density and light-weighting initiatives, increasing in fuel efficiency and improving safety and driving performance.

This transaction also increases AAM’s participation in the commercial vehicle and industrial markets.  An important aspect of this transaction is how it improves AAM’s ability to serve our customers.  As one entity, benefiting from complimentary product process and systems technology expertise, we will be strongly positioned to benefit from trends that will drive growth opportunities in our industry.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

For example, power density in light-weighting initiative, high efficiency actuals and differentials, demand for higher speed transmissions, downsize engines to approve fuel economy, and also hybridization and electrification.  We’ll have powerful array of product application and process capabilities in steel, aluminum, iron and various other high strength power density metallic materials.  We will be able to deliver highly engineered products, modules and systems, as well precision form forgings, castings and centric products, all with or without that the machine in value added content.  And we will do all this by operating in best-in-class, highly flexible global manufacturing, engineering and sourcing footprint with high-quality and cost competitive capabilities in all major manufacturing centers of the world.  This is true and exciting day for us, and all of our key stakeholders.

Due to this acquisition, we will achieve a stronger financial profile with attractive margin performance and a powerful cash flow generation potential.  The new company will start with close to $7 billion of annual sales.  Factoring in the implementation of achievable synergies, the combined entity will have the more potential to generate more than $1.2 billion of EBITDA and over $400 million of positive free cash flow.

Reflecting significant improvements in business diversification and other benefits of the combination, including enhanced protocol integration opportunities, a transformed AAM will continue to thrive in periods, marked by strong sales and production volumes.  Just as important, the combined business, which will be a leaner enterprise once we implement all of our synergy opportunities, will be even better positioned that either of the two predecessor companies to one of the cyclicality nature of the global automotive industry.

With respect to the powerful industrial logic in transaction synergy, let me simply say, it will be very busy matching numerous value drivers and cost reduction opportunities as we close the deal.  First of all, AAM is looking forward to the opportunity to combine forces with MPG’s talented management team and associates, where it speculates our accomplishments and impressed by our share commitment to quality, operational expense and technology leadership.  Together, we will form a strong integrating team to create value for our mutual stakeholders.  We believe the combined energy will be more attractive supplier partner to global OEMs, which will drive growth and long-term value for both AAM and MPG stakeholders.

Before I turn it over to George for his comments, let me briefly walk you through the details of our transaction, which is summarized on page 4 of the slide deck.  AAM is agreed to purchase all outstanding shares of MPG in a cash and stock transaction, valued at approximately $1.6 billion.  For each share of MPG, shareholders will receive $13.50 per share of cash and $0.5 share of AAM equity.  This implied a 6.8 times EBITDA multiple based on estimated 2016 EBITDA, and 5.5 times EBITDA multiple considering achievable synergies of between $100 million to $120 million.  We estimate that MPG shareholders will own approximately 30% of AAM’s common stock, after the closing of this transaction.  Of this total ownership by MPG shareholders, MPG’s controlling shareholder American Securities will own approximately 23% of AAM’s common stock.  We expect the purchased transaction to be accretive to AAM’s EPS and cash flow in the first full year of ownership.

AAM has fully committed debt financing in place to fund the cash portion of the purchase price and to support the liquidity needs of the new entity.  We also plan to issue approximately 34 million shares of new AAM equity to MPG’s shareholders in connection with this transaction.

We expect AAM’s net debt to adjusted EBITDA leverage ratio to increase to approximately 3.5 times at closing.  As a result of profitable growth and positive free cash flow we expect to generate as a combined entity, we’re targeting to reduce AAM’s net leverage profile to approximately two times by the end of calendar year 2019.

Subject to regulatory and shareholder approval and other customary closing conditions, we anticipate closing the transaction and beginning the operations of the combined entity in the first half of 2017.  In connection with the closing, AAM will expand its Board of Directors to 11, with the addition of three American Securities designees, including George Thanopoulos.

I’m excited to work closely with these new AAM board members and all of our existing AAM board members to create value for our shareholders, our associates, our customers and suppliers, and all of our other key stakeholders.  This transformational combination is a unique opportunity to form a premier, global, Tier-1 automotive supplier, with a well-diversified product portfolio, customer base in serve markets, a stronger financial profile, and an awesome capabilities to deliver power through high quality, cost competitive engine transmission and driveline technology solutions.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

This is truly a proud day for both AAM and MPG.  We look forward to harnessing the power of this combination to serve our customers in our industry in new and exciting ways many years to come.

And with that, I’d like to pass it over to George for his perspective on this transformational combination.  George?

Unverified Participant

Thank you, David.  And good morning to all.  I am also very excited to be here today and to be part of this compelling transaction.  Combining forces with AAM offers MPG shareholders an immediate premium as well as the opportunity to participate in the profitable growth potential of the combined organization.

MPG and AAM share similar culture and values.  Both companies are people focused and leadership oriented with extremely talented associates.  And both companies are laser focused on quality, operational excellence and technology leadership.  This creates a natural fit as a combined entity and a clear path of value creation for stakeholders of both companies.

Let me provide you with a quick overview of MPG that starts on page 5 of the slide deck.  Today, MPG is a leading provider of power engineered components for the global light vehicle, commercial vehicle and industrial markets.

Our technology is focused on light-weighting and performance solutions for our customers.  MPG’s global footprint is capable of supporting OEM powertrain applications globally.  As evidenced by our recent financial performance in growing new business backlog, MPG is a profitable cash generator with strong margins poised for long-term growth.

On page 6 of the slide deck, you can see our value proposition.  As measured by our sales, 73% of MPG’s product portfolio is powertrain focused, a segment of the market, which is growing faster than the overall global automotive production.  MPG currently benefits from and expects to continue to benefit from engine, transmission and driveline conversions, designed to meet more stringent government regulations and consumer preference.  For example, customer demand for fuel efficiency gains is driving conversion to higher speed transmissions.  This is creating higher content per vehicle opportunities for MPG, because we have the product and process capabilities needed to effectuate these conversions.

When we evaluated the opportunity to combine these two great companies, we saw the potential to unlock significant value from complementary product, process and systems technologies.  As a combined entity, we will have content on approximately 90% of light vehicles produced in North America, all of the top 10 North America programs and many other top performing global platforms.  We will count among our largest customers, General Motors, Ford and FCA, as well as BMW, Mercedes, Volkswagen, Jaguar Land Rover, Honda, Nissan, Hyundai and many other global OEMs and global Tier-1 suppliers.

We will have solutions oriented design, engineering, test and validation capabilities to complement cost competitive forging, casting, sintered metal, machining, assembly and systems integration capabilities that support all types of currents and alternative propulsion architectures.  We will be able to utilize steel, aluminum, ductile iron, gray iron, harder metal and a wide variety of high strength lightweight materials.  Importantly, we will have the size, scale and expertise to serve a broad range of customers and applications on a global basis.

And the financial strength to invest and support of our customers that will expand the cyclical nature of our end markets.  This combination creates a valuable supplier partner capable of delivering value-added solutions to the global automotive commercial vehicle and industrial markets.  The combined entity will be well positioned to generate profitable growth due to well diversified product portfolio, customer base, and expanded served market.  This is truly a landmark day for MPG and AAM stakeholders.

With that let me turn it back to David for some more details on this exciting transaction.  David?

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

David C. Dauch

Thanks, George.  Let me now cover the additional details about the transaction, and the many opportunities that we see to unlock value for our stakeholders.  Pages 7 and page 8 of the slide deck putting the context of scale revenue, profitability, and cash flow generation potential of the new company.  This combination significantly expands AMM’s total served market.

As George said, we will content on approximately 90% of light vehicles produced in North America, in all the top 10 North American programs.  The pro forma financial performance of the combined entity will have the potential to generate industry-leading profit metrics and over $400 million in annual free cash flow after the successful implementation of our cost reduction synergy plan.

As you can see, we’re creating a premier global Tier-1 supplier with strong market capabilities and presence.  On Page 9 of the slide deck, we described how we plan to organize a new company, into four global business units.  The largest of the four business units will be driveline, consisting primarily of AMM’s current global driveline operations.  This business unit will represent about half of our total revenues.

The second of the four business units is metal forming.  This business unit will combine the predecessor forging operations of AMM, and MPG to create a best-in-class metal forming supplier with deep expertise in coal, warm and hot forging operation and a product portfolio featuring all types of gears, shafts and other form components for engine, transmission, and drive line application.

Adding MPG’s global reach and customer relationship to AAM’s portfolio, as well as leading the class with best practices from each company’s process technologies will improve our market cost competitiveness and should lead to significant intangible benefits for our customers for this business unit and for this business unit and the company as a whole.

The third of the four business units is powertrain, which we believe will be a significant growth driver for the combined entity.  Our powertrain business unit will provide highly engineered and complex products for engines and transmissions, with a special focus on assisting our customers to achieve gains and power density, light-weighting, fuel efficiency, safety and driving performance.

The addition of MPG’s powertrain expertise to AAM’s existing drivetrain and driveline capabilities is a major value driver in this transaction.  The final business unit is casting, which is MPG’s existing Grede business unit.  This business unit will leverage MPG’s strong North American presence with a capability to provide ductile and gray iron solutions to the light vehicle, commercial vehicle and industrial markets.

Pages 10, 11, and 12 demonstrates the power and positive impacts in the combination of our product portfolio and technologies.

Slide 10 highlights in red the key AAM product offerings and then highlights in blue the significant components provided by MPG.  You can see the power of integrating the two product portfolios and key technologies.  Not only this combination provide opportunity to increase content-per-vehicle, but it increases AAM’s served market by providing content-per-vehicles and architectures that we currently do not serve today.

Page 11 shows how the combination expands AAM’s product portfolio.  Currently, driveline products including AAM’s support of GMs full size truck in SUV program make up nearly to 90% of AAM sales.  And on a pro forma basis, AAM’s driveline concentration is reduced to little more than half the business with significant new contributions from engine and transmissions products represented around 20%, forged products 18%, and castings at 13%.

We’re especially excited about increasing AAM’s participation in the dynamic in growing powertrain segment of the market.  It is important to note that AAM will also gain increased exposure to the commercial vehicle and industrial markets primarily through MPG’ metal-forming and casting business.

As you can see on this slide, we also see great benefit in combining the complementary technical expertise of AAM and MPG to drawly address the most critical global automotive trends impacted engine, transmission and driveline application.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

From passenger cars to heavy duty pick-up trucks, from traditional internal combustion engines to fully electric driveline systems.  From also high strength ductile iron and castings, the lightweight precision machine transmission components, the new entity will be able to provide a wide range of advanced technology solutions to meet the stringent customer requirements through all types of vehicle architectures.  As we integrate, we will seek to enhance product offerings to join engineering initiatives, which in turn should strengthen customer and supplier relationship by accelerating the development of innovations designed to advance power density and light weighted initiatives, increased fuel efficiency and improve safety and driving performance.

Page 13, shows how the combination accelerates the diversification of AAM’s customer base.  As a result of the combination, AAM’s reliance on GM and FCA as measured by annual sales is reduced by 38% and 25% respectively.  We estimate that GM will make up approximately 41% of the combined entity’s sales on a pro forma basis, with further reductions to 32% by 2020, reflecting the impact of future business launches and GM’s sourcing actions.

Owing to both MPG’s strong portfolio and AAM’s recent commercial successes, Ford will grow from 1% of AAM’s sales in 2015 to 8% on a pro forma basis and to 16% by 2020.  Maintaining strong and mutually beneficial relationships with GM and FCA and all of our current customers is a high priority for AAM.  However, achieving better balance in our customer concentrations is key to our long-term strength and stability as a Tier-1 supplier.  You can see on page 13, how important this transaction is to helping us achieve an immediate step function improvement of our customer diversification.  This is positive for all key stakeholders.

Page 14 covers how the combination of strengthens the AAM’s global manufacturing, engineering and sourcing footprint.  The combined company will have over 90 locations, operated in 17 different countries.  And building out on legacy strength of both predecessors, the combined entity will continue to have a strong position in North America.  It’s important to note that both AAM and MPG contributed growing businesses in the other regions of world to this combination, especially in Europe and Asia.  For example, MPG’s presence in Europe will nearly quadruple AAM’s sales in the region.  This will deepen our technical capabilities in the region, facilitate additional vertical integration initiatives and increase our profile with target customers.

In addition, we expect the combined energy to benefit from joining forces in Asia by increasing our product line and operating scale in the region and enhancing our cost competitiveness, all of which to create new opportunities to achieve profitable growth in these important markets.

On a combined basis, AAM will be well-positioned to support our customers on global engine, transmission, and driveline programs anywhere in the world with a wide variety of high-quality, cost competitive components, assemblies, sub-systems, and modules.

The next slide, page 15 of the slide deck simply demonstrates how we think about the revenue growth potential of this entity.  While AAM grows from $4 billion to nearly $7 billion in sales as a result of this transaction, we’re even more excited about the organic growth potential that the combined entity will have in the future.  Both companies have robust new business backlogs and substantial courting and emerging business opportunities.

With a benefit of a more diverse product portfolio based on complementary product process and systems technologies, that targets the most important global powertrain trend, the sky is the limit for what we can achieve together in terms of organic growth.

The next slide is important, as we think about what it will take to make the difference – make the business combination very successful.  We see in MPG many similarities when we think about our own core competencies, competitive advantages, and overall culture.  Each company has committed to quality, operational excellence, and technology leadership in order to create long-term value to our stakeholders.  These shared values will help us quickly align ourselves as a combined entity.  We’re excited about the opportunity to take the best practices of both entities and create a new world class organization that leads its peers in these objectives.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

At this point, I think it’s a good time to discuss some specifics about the synergy plans we foresee in this transaction.  After all, our ability to fully achieve the synergies on a timely basis is the key to unlocking superior value creation in this combination.

The first synergy opportunity to review is the optimization of our operating structure.  This includes eliminating redundant public company costs and, two, taking a clean sheet approach to creating the combined entities operating organizational structure.  By taking this clean sheet approach, while also integrating to streamline our business process and systems, we believe we can improve our annual profits by $45 million to $50 million.  We also see great opportunities for cost reduction within the combined purchasing operations of the new entity.  We see potential for the combined entity to realize another $45 million to $50 million of annual savings by utilizing a larger scale of both direct and indirect material purchases and improving the cost efficiencies of our value streams.

We will also optimize capacity utilization across our respected manufacturing processes and facilities, while pursuing vertical integration opportunities to improve our market cost competitiveness.  We believe we can achieve $10 million to $20 million of cost improvements from these initiatives.  All in, we are targeting $100 million to a $120 million of annual profit improvement from these synergy initiatives by the end of 2018 calendar year.  We are targeting 70% of this annual run rate savings by the end of the first full year.

One last note on the synergy plan.  We expect to incur cost in expenses of approximately one year’s worth of savings in order to achieve these synergies.  We will look for ways to offset all or a significant portion of these costs and expenses, due to avoidance of capital expenditures, improvements in net working capital positions and reductions in cash tax payments in certain jurisdictions.  We are already working on that plans to implement these synergy initiatives and look forward to providing you with regular updates on our progress and successes after we close the transaction and take this challenge head-on.  Key success factors for us in this effort include the following: First of all, AAMs rigorous program management discipline will translate well to this patch.  We will dedicate senior resources to the integration management team on a full-time basis, and we’ll closely monitor the teams’ progress every step of the way.

Second, our partners in this transaction from MPG had been very successful at executing strategic growth initiatives and M&A integration.  We’ll involve senior managers of their team in the integration management team, and we’ll leverage the lessons learned from their previous experiences.

And third, we’ve hired a prominent management consulting firm to assist us in the integration process and synergy implementation plan.  The expertise they possess in these areas will be very, very valuable to us.  We feel very well-positioned to deliver the synergy plans on a timely basis.  So that covered my prepared remarks about this exciting transformational announcement.  I look forward to answering any detailed questions you may have in just a few minutes.  But before we open it up to Q&A, we will cover this third quarter results and business development activities for both companies starting with MPG.

So, I’d now like to turn it over to George.

Unverified Participant

Thank you, David.  Earlier this morning, MPG issued a press release announcing our third quarter 2016 results.  We also posted investor presentation slides that can be found on our website mpgdriven.com under the Investor Relations tab Events and Presentations section.  I’d take the next few moments and summarize our quarter.

Let me first highlight our financial results.  Net sales of $676 million for the quarter, and over $2.1 billion year-to-date.  We delivered adjusted EBITDA of a $114 million for the third quarter and $386 million year-to-date.  We saw our results – we realized despite the plant attrition of non-core real bearings and significant macro headwinds in the industrial and the Class A truck markets.  Additionally, we experienced unfavorable light vehicle mix, with two of our largest customers, Ford and FCA.

Despite these top-line challenges, our margins reflect our relentless focus on cost reductions.  This is highlighted in all of our numbers, and especially in our adjusted EBITDA margins, while we continue to expand our margins from just under 17% in 2013 to 18% year-to-date 2016.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

For free cash flow, defined as cash flow from operations less capital expenditures, the quarter came in at $18 million and $51 million year-to-date.  Moving to adjusted free cash flow, MPG had $71 million over 10% of net sales in the quarter.  Our fully diluted EPS was $0.28 and a $1.15 for the third quarter and year-to-date respectively.  And adjusted EPS taking off the effects of certain non-recurring items in foreign currency gains and losses was $0.33 and a $1.37 for the third quarter and year-to-date respectively.

So in summary, we had a solid quarter despite the macro headwinds I mentioned.  I would – excuse me, I would now like to comment on the tremendous progress with our new business awards.  As we previously stated, each year we evaluate the engine and transmission program cadence to develop an annual new business call.  For 2016, we originally set our targets to $400 million, based on known opportunities.  We are very pleased to report that the 2016 pipeline has been more robust than originally expected, driven by the race for fuel economy.  As a result, our new business wins to date has surpassed the original goal with $589 million booked through the third quarter and tracking towards approximately $700 million for all of 2016.

With this exciting news, MPG is on pace to book over $2 billion of new business awards in just three years.  I also wanted to give everyone some details about an exciting acquisition we made during the quarter.

In early September, we completed the acquisition of Brillion Iron Works, a business segment of Accuride Corporation.  Brillion, like our Grede segment specialized in ductile and gray cast products.

This acquisition complements MPG’s existing casting business and capacity.  Additionally, we’ve originally invested in new equipment, which we plan to transfer along with the book of business to other MPG facilities by the end of the year, thus eliminating redundant fixed cost.

Once the business is fully transferred, we were expected to contribute about $10 million of EBITDA in 2017 at current depressed industrial and commercial truck volumes.  Lastly, I would like to provide some commentary how we see the rest of the year shaping up.  Because as I stated earlier, we’re seeing continued volume headwinds from the Class 8 in industrial markets.  We’re also experiencing some unfavorable light vehicle mix with two of our largest customers, FCA and Ford.

Given these factors, we see our metrics generally tracking to the lower end of the guidance that we previously provided, excluding any impact from our acquisition of Brillion.

So, in summary Q3 was a solid overall quarter, highlighted by our strong adjusted EBITDA margins and cash flow.  Additionally, we continue to build our future with our acquisition of Brillion and new business wing supporting our long-term growth targets.

And now, let me turn it back to David for a few comments on AAM’s third quarter earnings and business activities.

David C. Dauch

Thanks, George.  And as Jason mentioned at the beginning of the call this morning, today we issued our third quarter 2016 earnings release.  We have previously planned to review that with you in the call tomorrow.  However, we are canceling tomorrow’s call and we’ll summarize our quarter results for you right now.

I want to start with an update on our efforts to backfill the impact of the GM sourcing action on the next generation full size truck and SUVs.  We’ve first announced on July 31, 2015, that AAM will not retain all the next generation full size truck program.  At that time, we estimated that AAM would retain approximately 75% of the sales content provided to GM on the current full size truck program in the next generation program.  Based on GM’s current design and program direction, we now estimate that AAM will retain approximately 65% of the sales content provided to GM on the current full size truck program.  However, as a result of our commercial successes in 2016, we’re also announcing today that AAM has covered approximately 90% of the sales loss in the next generation sourcing transition with new and incremental business that will launch in 2018, 2019, 2020 calendar years.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

To help you understand the impact of GM’s sourcing action as well as the offsetting positive impact on our new and incremental business wins, let me remind you of our guidance on the relative profit margins of these programs.  We’ve previously disclosed that the contribution margin on our sales and support of the [indiscernible] program is approximately 30%, while the rest of AAM’s current product portfolio and new business opportunities typically earn a contribution margin in the range of 20% to 25%.  The contribution margin profile, many of the programs we are winning to offset the loss of business in the next generation full size truck program, is coming in at the high end of the range.  This has helped in mitigate the profit impact of the sourcing transition on our projected financial results in 2018, 2019, and 2020 calendar years.  The good news is, we are not only winning new business awards that backfill the gap created by GM’s next generation full-size truck sourcing transaction or transition, we are winning profitable new business awards that will help us quickly redeploy available installed capacity with attractive returns that meet and exceed our investment requirements.  We still have a small gap to close on this sourcing transition, approximately 10% of the total impact, we continue to be very laser focused on closing this gap, but only with the disciplined earned new and incremental business awards with attractive margins and cash flow returns.

With strong coating and emerging opportunities of approximately of $1 billion, the only remaining question is not whether we will close the gap by GM sourcing transition, but how much we can grow AAM sales in spite of it.  We look forward to answering that question with the announcement of additional new and incremental business in the future.  With respect to AAM’s third quarter financial results, we are pleased to announce another very strong quarter.  AAM’s sales in the third quarter of 2016 were $1.007 billion, up 3.6% on a year-over-year basis.  Gross profit increased 14.5% on a year-over-year basis to $181.2 million in the third quarter of 2016.  Gross margin was 18% in the third quarter of 2016 as compared to 16.3% in the third quarter of 2015.

SG&A in the third quarter 2016 was $79.9 million or 7.9% of sales as compared to $65.5 million or 6.7% of sales in the third quarter of 2015.  An increase in R&D spending was the main driver of increased SG&A in the third quarter of 2016, as compared to the same period a year ago.  R&D expense was $36.2 million in the third quarter of 2016 as compared to $25.8 million in the third quarter of 2015.  Adjusted EBITDA or earnings before interest expense, income, taxes, depreciation and amortization increased to a $156.7 million in the third quarter of 2016, this compares to a $149.2 million in the third quarter of 2015.  Adjusted EBITDA margin was 15.6% in the third quarter of 2016, as compared to 15.4% in the third quarter of 2015.  Adjusted EBITDA in the third quarter of 2016, excludes the impact of $3.4 million asset impairment charge recorded against gross profit and the impact of $0.7 million of acquisition related expenses recorded in SG&A.  Net income, which includes the impact of the asset impairment charge and acquisition related expenses was $61.7 million or $0.78 per share in the third quarter of 2016, this compared to $60.9 million, also $0.78 per share in the third quarter of 2015.

After the balance sheet and cash flow statement, AAM continued to make excellent progress moderating leverage, primarily as a result in generating $54.6 million of positive free cash flow in the quarter.  As a result of AAM’s strong free cash flow performance over the past several quarters, AAM’s improved net debt to adjusted EBITDA leverage ratio is now 1.6 times at the end of the third quarter.

So before I turn it over to Q&A, let me confirm AAM’s updated 2016 full year outlook, also announced in today’s earnings release.  AAM is now targeting full year 2016 sales of $3.95 billion.  AAM is also targeting full year 2016 adjusted EBITDA margin in the range of 15.25% to 15.5% of sales.  AAM is targeting free cash flow of approximately $160 million for full year 2016.  This updated free cash flow balance includes the impact of the Mexican tax payments related to the resolution of transfer pricing issues as discussed on previous calls, which we now estimate to be approximately $30 million.  And we continue to estimate CapEx spending to be approximately 6% of sales for the full year of 2016.

AAM’s third quarter financial results continue to reflect strong production volumes and solid performance in our global manufacture and operations.  Our year-to-date financial performance positions AAM to achieve record sales and profits in 2016.

So with that, I’ll turn it over to Jason.  So we can then begin the Q&A session.  Thank you.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

Jason P. Parsons

Thank you, David and George.  We have reserved some time to take questions.  I would ask that you please limit your questions to no more than two.  So, at this time, please feel free to proceed with any questions you may have.
Q&A
Operator

[Operator Instructions].  Your first question comes from Rod Lache with Deutsche Bank.  Your line is open.

<Q - Rod Lache>: Good morning, David, George.  Congratulations.

<A>: Thank you.

<A>: Thank you Rod.

<Q - Rod Lache>: I had a couple questions, one is for MPG 60% of the revenue is tied to – is to Tier-1s and I was wondering if you can tell us how much of the business is intercompany with Axle? Is there – is any of it to Axle’s competitors and is there any risk of negative synergies there?

<A>: Yeah.  Hey, Rod it’s George.  I think, it’s just about a $100 million inter company into American Axle.

<Q>: Okay.  And is there a risk of negative synergies if you are selling to American Axle’s competitors or is that not something that’s likely?

<A>: I’ve anticipated that, that’s probably not likely.  We’ve been supplying many of the global Tier-1s.  There are occasions where we not only supply, but we compete with some of those great customers.  So it’s not uncommon in today’s world.  We’re all in a small, tight community and we’re – we’ve had strong relationships for not just years, I would say decades.

<Q>: Okay... [indiscernible]

<A>: Okay.  Rod, this is David.  The one thing I would add to that is, not only it’s AAM’s supplying directly to the OEMs, but we’re also supplying to some of our competitors as well.  So we’re just going to build off of the relationship that we already have with those customers and then integrate what MPG is doing themselves.

<Q>: Okay.  And secondly, the commercial and industrial business, that MPG obviously has been weak and that’s a cyclical issue and you also have the run off of that legacy GM wheel bearing business.  Could you just maybe talk a little bit about what’s left to run off in that wheel bearing side and any preliminary thoughts for MPG as you look out to 2018 for revenue and EBITDA?

<A>: Well, first of all, I would say, yes, certainly Class 8 and industrial is at presumably a trough.  I mean, we’ve been through some tough times in the industrial segment.  And I think we’re kind of in the brunt of the downturn in the Class 8.  I would say the good news is that, I would hope that’s at a bottom or a newer bottom and that we would be coming out of that in 2017 and into 2018, so just on that point.

<A>: Regarding our – of our non-core wheel bearing business, that business was probably at full of force back in 2015, it was reduced about 50% in 2016 and I think we’ve stated previously that we expect approximately zero revenue in 2017, so that issue is really behind us for all practical terms.

<Q>: Okay, great.  And just lastly what’s happening to management structure in the new combined company, is the leadership of MPG coming over to Axle or what’s the structure going to look like?

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

<A>: Well, it’s too early to say right now, Rod.  What we’ll do is, George and I, and our senior management teams will get together and look at what we think is appropriate as it relates to running the combined businesses going forward.  We indicated to you on the call today that we will operate with four business units.

Clearly, we’ll assess the overhead in the operating structure.  We’ll look at managing the synergies that we talked about going forward, but the way I look at it is, listen, there is a very strong management team and leadership team with great associates at MPG that reverse holds through here to American Axle and we will blend those two teams together and into a very strong integrated team that I think will rival anyone in the business.

<Q>: Great.  Thank you.

Operator

Your next question comes from the line of Brian Johnson with Barclays.  Your line is now open.

<Q - Brian Johnson>: Yes.  Good morning, and I’d have to say [indiscernible] mentioned to management cultures that are so similar in terms of their focus on process excellence as well as a straight talk, so I just want to get to the [ph] elephant in the room which is, can you talk us through the combined debt load especially after acquisition financing? How you see that relative to the pro forma EBITDA’s with the synergies.  And then just what the plans are to address that debt load and then how you think about that debt load through a cycle?

<A - Christopher John May>: Yeah, Brian.  This is Chris May from American Axle.  Good morning.  As we close through this deal, we would anticipate a gross leverage of just a little over $4 billion.  We’ll hold probably approximately $250 million in cash to operate and run the business, so a net debt around $3.9 billion and that would be at the close -consider – let’s call it in the first quarter, second quarter of 2017.  And if you look at the combined earnings power of this company, we talked about earlier $1.2 billion in EBITDA, that’s going to generate over $400 million of free cash flow on an ongoing basis post close.  So, that powerful cash flow will continue to de-lever that business, and we anticipate by the 2019 timeframe to be around two times levered based on the back of that cash flow.

<Q - Brian Johnson>: And in terms of coverage through a cycle?

<A - Christopher John May>: Yeah.  Certainly obviously we have a lot of elements in place, a very highly flexible cost structure, MPG shares a very similar approach and philosophy to managing that side of the business, so of course we could certainly handle through the cycle anything that comes our way.  So, we have a playbook in place as does the other side and we will combine those forces and manage through that.

<Q - Christopher John May>: Okay.  And just sort of a follow-on question.  When you think you’re approaching – when you approach the Tier-1s as a new company, to what extent has forging and casting been a directed purchase, to what extent is this allowed – the new company as a Tier-1 to quote some systems directly and does that change at all?

<A>: No.  I mean forging and casting is typically are not directed by type components with the exception if you want to incorporate some of the castings as far as they make up some of the break systems, okay, that will be the only qualifier to that.  I don’t see it fundamentally changing the way the business is today in regards to what we’re doing directly with the OEM.  What I really see is, it is our ability to not only bring the highly engineered products and the systems and modules that we’ve been able to bring in the past from an AAM standpoint, but now we can also bring that the component capability in a wide array of markets that we and the other powertrain market as well as the drive chain market and the drive line market.  So, I think this is very complementary, as it relates to the combination of these two businesses, and should provide a value proposition to all of our stakeholders, especially the OEMs.

<Q>: And are the OEM purchase points generally the same for doing the access in drive shafts, and the other engines, transmissions, and other forged products?

<A>: There’re similarities with – as it relates to certain buying functions or decks, but there is also new and expanded buying decks that – and people that we’ll have to interact with.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

<Q>: Okay.

<A>: But collectively, we have those relationships and we’ve been managing those relationships for several years.  So, we expect we continue building up positive relationships that we enjoy with all of our customers, whether OEM or some of the other cheers.

<Q>: Okay.  Thank you.

<A>: Yep.  Thank you, Brian.

<A>: Thank you, Brian.

Operator

Your next question comes from the line of John Murphy with Bank of America-Merrill Lynch, Bank of America, Merrill Lynch.  Your line is open.

<Q - John Murphy>: Good morning guys, and congratulations.

<A>: Thanks, John.  Thank you.

<Q - John Murphy>: I just wanted to follow-on the management question, and just you guys are each, both a big part of the story of these companies and I’m just curious if you guys can commit to staying on for a sort of the long haul and being involved in the companies, because like I said, you guys are big part of the story?

<A>: Well.  I think, it could have those, seeing the highlight here is, is that I’m going to be running the business, going fourth year, but American Securities is going to play a very important role in regards to being a significant minority shareholder in the business, and therefore they will have representation on our Board of Directors, and one of those designees will be George.  So, we’ll have have continuity in the relationship there and then in between now and the close, obviously George and I and our collective staffs we will look very closely together to make sure we have a seamless performance to our customers, from our flawless launch and overall performance standpoint.  But also work on how do we harness the combined entity and the power that they can bring with respect to the value proposition for all of our stakeholders.

<A>: I will just add John, this is a very collaborative.  I mean, Dave and I’ve been working together for a long time, I would do my upmost to support the organization, we think this is great for the 12,000 MPG employees to be part of a bigger, broader, stronger organization that has the same types of DNA in terms of manufacturing excellence and supporting our customers.  And again, I look forward to working with David on the board and really even beyond that as we get into the some of the integration issues.

<Q>: Okay, that’s helpful.  And just on the 90% representation you have on vehicles in North America, and then I got to imagine a lot of these vehicles and platforms are global, yet your both or even on a combined basis still kind of concentrated in North America.  What are the opportunities on sales synergies here, you haven’t really delineated anything I know would be sort of three years out plus that you’d have synergies.  But what are the opportunities here on sales side?

<A>: You know John, this is David.  Yeah.  I think there is tremendous opportunities from sales side, as we try to cross sell to the OEMs, the expanded product portfolio, clearly they have a presence in certain countries and markets, that we’re not in and vice versa.  We’re going to leverage those basis to work from, they’ve got certain relationships that maybe a little bit stronger with some customers than we have on the other side.  And again, we’re going to leverage that, and we are going to bring the full complement of our capabilities to the OEMs and to the other customers, with the intent of trying to grow our business as we go forward.  So I think it’s very high opportunity.

<A>: It really increases the scale for us in Asia and in Europe, really if we look at the combination.

<Q>: Yeah.  And like

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

[indiscernible]

<A>: As we said – and John, and the script is the fact that I mean, AAM’s sales in Europe are going to quadruple, because of the presence of MPG, right.  At the same time MPG is going to benefit from the well-established opportunities and footprint that we already have in Asia, which as you know is a very fast growing market for us in our technology.

<Q>: And if I could sneak one in, other one in under the wire, I mean, anything on regulatory hurdles and reaction from the customer base?

<A>: No, we said, we’ve had some calls with the some of the customers here this morning.  We’ve got other calls to make throughout the day here, they are all very understanding of it, they are very supportive of it.  At the same time, we’ll sit with each of them and talk about not only our independent businesses, which we probably are going to operate for the next several months, but also talk about the value proposition as we bring these companies together going forward in the future.  So I think, it’s going to be positive for the industry.  I think it’s going to be positive for each of the customers, and obviously, positive for AAM and MPG and the other stakeholders, but most importantly, for all of the 25,000 associates that are going to be involved in the business.

<Q>: And on the regulatory side?

<A>: On the regulatory side, again, it is too early for us to tell at this point in time.  I mean, obviously, we have to go through the other customary requirements and their regulatory requirements, that will take several months, which is why, we are announcing today, but the closing probably won’t be until the first half of 2017, largely because of those customary and regulatory requirements.

<Q>: Great.  Thank you very much, and congratulations, again.

<A>: Yeah, thanks, John.

<A>: Thank you.

Operator

Your next question comes from the line of Matt Stover with SIG.  Your line is open.

<Q - Matthew Stover>: Thank you very much for taking the question.  I want to go back to the idea of just the risk management side, because strategically it still seems to make a lot of sense.  I mean, I want to think about two things.  One is just think through the leverage a little bit more.  And then two is talk about how the new product portfolio of the companies can help both of you individually and collectively compete with hybrid powertrains and EVs? So, first with leverage, how when you looked at your capital structure did you think about negative leverage from volume, as we think about a potential downturn here? I’m not saying, it’s going to happen, but it would be something that you’d have to scenario plan as you think through your capital structure.  So, how would you encourage us to think about it?

<A - Christopher John May>: Yeah.  I would think about that – Matt, this is Chris.  Obviously, it starts with our cost structure, and our revenue generation through the downturn and our fixed cost management through that process, and the levers we can pull to continue to maintain free cash flow through that time period.

<Q - Matthew Stover>: Yeah.

<A - Christopher John May>: I would think about our ability now as a combined entity to leverage our capital expenditures, and the flexibility and capacity associated with that, which is significant.  I would also think about – now you can see the EBITDA margins even through more depressed sales continue to generate cash flow, which will also maximize our ability to manage through this downturn.  I would also look at some of the other – I would call synergies while we didn’t talk about them in the overall synergy element, we would have working capital returns, we would also have the ability to manage our cash taxes which we see as some upside for the combined entity of going forward as well.  So some of these if we put them in – in its entirety will allow us to work through the downturn scenarios in a positive manner and of course reemerge at the other end as a stronger company.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

<A>: If I could just add, I think that was very well said.  Together we can bring synergy, whereas as alone we wouldn’t have that opportunity and that’s a really important element.

<A>: Yeah.  And then in regards to your comment about the hybridization side of things.  I mean first and foremost the internal combustion engine is going to be the power plant for years to come.  Hybridization, electrification, there is no doubt, there is going to be a role in the future, but I think what we’re looking at right now is, we’re going to leverage the core competency of our driveline capability that supports the strong markets that are there today, and trucks and SUVs and crossover vehicles and luxury passenger car.

At the same time when you look at MPGs product portfolio, they are well positioned in regards to the transmission side of business, where you see increasing speeds eight, nine, 10 speed type transmissions going forward, so we’ll benefit from that.  Clearly our combined companies are both aligned when it comes to light-weighting and fuel efficiency and safety and performance-related matters.

You already know some of the initiatives that we’re working on from a driveline standpoint with Quantum, with Eco-Track.  And then last but not least we positioned ourselves from a hybridization and electrification based on our initiatives through EAM.

So, we think that we’re not only serving the current market today, but also positioned to support the future market as that future market evolves for the cash cow, what’s going to pay the bills is going to be the IC engine based technology, and we’re well-positioned in engine transmission and driveline.

<Q>: Thank you.  One quick question – thank you for that.  One quick question at the end of this, when you look at the post 2019 two times EBITDA coverage, is that on the current estimate or is that on a 2019 estimate, I would assume it’s the 2019 estimate.

<A>: That’s 2019.

<Q>: Okay.  Thanks.

<A>: Yeah.  Thanks, Matt.

Operator

Your next question comes from the line of Joe Spak with RBC Capital Markets.  Your line is open.

<Q - Joseph Spak>: Thanks.  Congrats, everyone.

<A>: Thanks, Joe.

<A>: Thank you.

<Q - Joseph Spak>: Just to follow-up on that last point in the 2019, and I was doing some quick math, so excuse it, but it would actually seem that like it would have to be – maybe $200 million higher in order to get to that two-times leverage or maybe for the cash flow comes in little better, but I guess I just wanted to better understand the trajectory of the combined EBITDA for the company?

<A>: Yeah, certainly.  Joe, this is Chris.  If you think about the synergies that we’re referring to early in our presentation to a $100 million, $120 million will come online during that time period.  So if you look at the pro forma EBITDA today and just simply account just for that, you have a significant lift.  In addition, you’ll have synergies through our free cash flow, not only from the earnings performance of the company, but also some of those other items I mentioned, such as working capital, cash taxes, et cetera.  So your free cash flow will continue to improve.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

<A>: Yeah Joe, this is Mike Simonte.  One of the other things that’s going to happened during this time period and David mentioned in his script and so did George, I think very prominently.  The two companies have a strong backlog of business that pre-exists, this combination, and so those new business awards will be launching in this time period as well.  And so the combination of the cash synergies that Chris just mentioned plus the higher contribution from new business launching in this time period is really the bridge you need to get you to that 2019 number you referenced.

<Q - Joseph Spak>: Okay.  Perfect.  So that definitely is the growth side and then just to be clear, when you said potentially generate 1.2 EBITDA and 400, that’s today as is combined plus the synergies and then...

<A>: [indiscernible]

<Q - Joseph Spak>: ...the growth on top of that? Okay.

<A>: Yeah.  [indiscernible]

<Q - Joseph Spak>: Okay.

<A>: Plus the growth on top of this we go forward over the next several years that Mike has highlighted as well.

<Q - Joseph Spak>: Okay.  Then just on synergies, MPG just went through a fairly heavy integration and assuming there were some efficiencies gained there so just wanted to know if you still think there is more even in standalone MPG?

And then you also went through MPG to came to other maybe two years ago, right, so – and when you came together with the combined go-to-market strategy and now there’s going to be a sort of a new combined go-to-market strategy, what lessons were really learned during that initial shift and how long do you think that it’s going to take for the total higher content from AAM and MPG like a one plus one equals to three, if you will to really come to fruition?

<A>: Joe, this is David.  Let me start first and if George wants to add any comments, he can.  First and foremost, I mean, both organizations run a disciplined ship.  But at the same time there’s clearly – synergistic opportunities between the two companies coming together on our overhead and operating type structure from an organization standpoint especially when you look at some of the redundant public cost that that exists there.  We are going to clean sheet in both organizations and develop that streamline structure along with the appropriate cost systems to support that structure going forward.

So, I think that’s there the sizable part that’ll be done in that area there but again picking that strong and integrated management team to lead the joint organization or the combined entity, you’re moving forward.  We’re both known for our operational excellence so – but any time you’re going to a factory, there’s always opportunity and that’s how both of us look at it.  So, we’ll continue to build on the success that we’ve had but we definitely think there may be other opportunities in that respect and then we’re going to utilize, like I said before, our opportunities both on the indirect and the direct side of the business, and from a purchasing standpoint, with the supply base and our supplier partners there.  But listen, they have done a great job, integrating three companies into one MPG.  I think we’ve done a very good job in regards to building our business up over the years, and collectively together this senior management team is going to put a formal organization together, that is going to be able to deliver on the synergies and as we said earlier, we can deliver on those synergies within the two years at 70% run rate after the first year.  So, we feel pretty good about where we are in that.

<A>: Yeah, really, and David covered this in the prepared remarks, and we’ve been working together here for a while, so this covered – public company cost, the redundance, so even though MPG had integrated, there are still costs that can come out of the system, and we still can buy vertical integration opportunities, we still can buy factory utilization and optimization, including best practices, which we shouldn’t take lightly, and then of course, we’ve got the lessons learned of things going right, things going wrong, fortunately I felt our integration of the three legacy $1 billion companies went really well, and so we can extrapolate that here in this situation.

I would say, yeah the cost saving takes a little bit of time to get a little bit momentum, so it might take just a few quarters to get that going.  You can see the results, we brought together the three legacy companies to create MPG back in 2014, and you can see the programs that we’re winning and booking are gaining momentum.  They are larger in scale, scope and they are global.  And so totally works – it totally worked, as we had set out to do, and I would imagine, we’ll have some of the same successes here in the coming 12 months to 24 months.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

<A>: Yeah I think as I also indicated, we think there is opportunities for CapEx avoidance when you look at our capacity and also you look at our facility utilization.

We think there might be some opportunities as it relates to tax structure and what we can do in that respect, with certain jurisdictions and then obviously when you bring the size and scale of the company here, we think there is some working capital opportunities on top of that.  So but again some of that will be used to offset some of the expenses implement, some of the synergies that we mentioned earlier, but as we’ve communicated we see a range of $100 million to $120 million from a synergistic standpoint, which makes us accretive in the first full year after our ownership.

<Q>: That’s helpful.  Real quick, you mentioned reduction on full size trucks.  Do you have any pro forma estimate of – between – of the mix between passenger cars, crossovers and full size trucks?

<A>: Yeah.  We haven’t really put all that together at this point in time.  I mean, the big thing that we want to communicate is that where driveline product makes up, significant part of AAM’s business today that reduces to less than half at the same time our dependence on – the GM or the full size truck business, GM specifically is very strong today and will go down based on the combined entity coming together here.  So we feel very good and with respect to the diversification we’re going to have not only in our portfolio, but the end markets we’re going to serve and the customer mix as well.  So the – one of the critical things for us in this whole thing was the diversification aspect of the combined entity.

<Q>: Thanks.  Congrats, again.

<A>: Yeah.  Thank you.

<A>: Thank you.

Operator

Your last question comes from the line of Justine Fisher with Goldman Sachs.  Your line is open.

<Q - Justine Fisher>: Hi good morning.

<A>: Good morning.

<A>: Good morning.

<Q - Justine Fisher>: The first question I have is just on the rating agencies.  Have you guys heard anything from them, on this I know that this should upgraded you guys a couple of months ago.  And so any preliminary feedback from them?

<A>: We had some preliminary dialogue yesterday too, and we’ll have further dialogue with them today.  We’ll obviously, hopefully, they will recognize that the benefits of this transaction in terms of the de-risking of the company form a size and scale perspective, the power of our earnings as well with our cash flow, but obviously put that in context of the debt real issues.  So, we’ll continue those dialogues on an ongoing basis, going forward.

<Q>: Okay.  And then, maybe too early to answer this, but I’m just looking at the metal buying capital structure, and the bondholders have a change of control that obviously that’s the bond will exercise, but on the loan side, I would assume that, that loan would be refinanced as part of a broader loan deal that would you be guys a lot of pre-payable debt that you could use it to repay and therefore de-lever.  So any preliminary thoughts what you guys do with metal buying loan?

<A>: As it relates to the term loan, yes, we would replace that.

Company Name: American Axle & Mfg. Company Ticker: AXL US Date: 2016-11-03 Event Description: Q3 2016 Earnings Call - Acquisition of MPG by American Axle & Manufacturing Holdings, Inc. Call	Market Cap: 1,076.35 Current PX: 14.08 YTD Change($): -4.86 YTD Change(%): -25.660	Bloomberg Estimates - EPS Current Quarter: 0.699 Current Year: 3.140 Bloomberg Estimates – Sales Current Quarter: 975.875 Current Year: 3987.111

<Q>: Okay.  And then, the last question is just following up about some of the ones that you guys have already been asked it.  If we aggregate the estimated free cash flow numbers between now and 2019, it definitely seems that you could repay the $1 billion to $1.5 billion of debt that you need to, to get leverage to two times.  But there isn’t a huge amount of room for error.  And depending on what happens with SAR et cetera, there is obviously flexibility around those four cash flow numbers.  So, my question is how committed the company is to hitting that two times numbers and if it turns out that we have some market deterioration that makes that free cash flow elusive, would the company be willing to issue equity or kind of take bigger steps to ensure that the leverage goes down to two times? Or would you just say look or maybe it’s going to be 2.5 time, 3 times because the market is weaker?

<A - David C. Dauch>: Justin, it’s David.  Let me just say this.  Yes.  Absolutely, we’re committed just to supporting, meeting and managing the balance sheet and debt side of things.  If you just go back and look at our track record from 2009 to 2016, we were well over three times levered, and we had a commission to get down to 1.5 times by the end of this year and we’re clearly on that trajectory to do that and then those that have followed us over the years understand that, when we make a commitment to something that we deliver on those commitments.  So I don’t expect to do anything different here and if anything we’re going to try to accelerate it.

<Q>: Great.  Thanks so much.  Congrats on the transaction.

<A>: Thank you.

<A>: Thank you.

Operator

There are no further questions at this time.  I would now like to turn the call back over to Mr. Parsons.

Jason P. Parsons

Thank you, [ph] Jack.  And we thank all of you who have participated on this call and appreciate your interest in AAM.  We certainly look forward to talking with you in the future.

Operator

This concludes today’s conference call.  You may now disconnect.

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